Form ATS-N
Liquidnet Negotiation ATS

Exhibits 4 and 5

Aggregate platform-wide order flow and execution statistics of the ATS that are not otherwise required disclosures under Rule 605 of Regulation NMS and that the ATS provided to one or more Subscribers as of the end of each calendar quarter. A blank cell in a table means that Liquidnet did not provide that statistic to one or more Subscribers as of the end of the calendar quarter.

General statistics

Statistic	Period	Value
Average execution size in shares	FY 2020	32,000
Average execution size in principal value	FY 2020	$1.6M
Average NBBO spread for Negotiation ATS executions – small and mid-cap stocks	FY 2019	14.94 bps
Average spread savings for Negotiation ATS executions – small and mid-cap stocks	FY 2019	7.95 bps

Negotiation ATS executions broken out by sector

Sector	Period	Percentage of symbols executed by the Negotiation ATS in a day where the Negotiation ATS executed the 1st or 2nd largest trade of the day in that symbol	For symbols executed each day, average percentage of the day's market block volume in that symbol	Average execution size	Average spread savings
APAC ADRs	Q3 2020	50%		34,000	3.29 cps or 5.54 bps
Energy	FY 2019	57%	38%	42,000	
REITS	Q1 2020	58%	39%	48,000	
Financials	FY 2019	65%	47%	26,000	
US Healthcare	Q1 2020	57%	43%	35,000	

Negotiation ATS executions broken out by market cap category

Market cap category	Period	Percentage of symbols executed by the Negotiation ATS in a day where the Negotiation ATS executed the 1st or 2nd largest trade of the day in that symbol	For symbols executed each day, average percentage of the day's market block volume in that symbol	Average execution size
Small Cap	FY 2019	81%	62%	30,000
Mid Cap	FY 2019	66%	47%	31,000